UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Third Quarter 2015 financial results

On November 11, 2015, Nabriva Therapeutics AG (the “Company”) issued a press release providing a development update and reporting its financial results for nine months ended September 30, 2015. The Company also provided an operational review and development update during an investor conference call. The press release is attached hereto as Exhibit 99.1 and the presentation materials are attached hereto as Exhibit 99.2 and both exhibits are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Ralf Schmid
Ralf Schmid
Chief Operating Officer and Chief Financial Officer

Date: November 11, 2015

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated November 11, 2015
99.2	Presentation materials dated November 11, 2015

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